UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2020

Commission File Number: 001-37403

FLUTTER ENTERTAINMENT PLC

(Translation of registrant’s name into English)

Belfield Office Park, Beech Hill Road,

Clonskeagh, Dublin 4, D04 V97Z

Ireland

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The all-share combination by way of a plan of arrangement under the Business Corporations Act (Ontario) (the “Arrangement”) of The Stars Group Inc. (“The Stars Group”) with Flutter Entertainment plc (“Flutter”) was implemented on May 5, 2020 through an acquisition of all of the issued and outstanding common shares of The Stars Group (“Common Shares”) by Flutter in exchange for ordinary shares of Flutter (“Flutter Shares”). The Flutter Shares issued pursuant to the Arrangement were issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933 provided by Section 3(a)(10) thereof on the basis of the approval of the Ontario Superior Court of Justice (Commercial List). As a result of the Arrangement, Flutter became the holder of all of the Common Shares and is submitting this Form 6-K to establish itself, pursuant to Rule 12g-3 of the Securities Exchange Act of 1934, as the successor issuer to The Stars Group.

The Common Shares were delisted from the Nasdaq Global Select Market following the close of trading on May 4, 2020 and Flutter (as successor to The Stars Group) will seek to deregister with the Securities and Exchange Commission and terminate its reporting obligations under the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2020

Flutter Entertainment plc

By:	/s/ Gary McCann
Name:	Gary McCann
Title:	Chairman